CUSIP NO.   193921 10 3                   13G               PAGE     1    OF   3


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*

                          COLLATERAL THERAPEUTICS, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                   193921 10 3
                                 (CUSIP Number)


                                DECEMBER 31, 2002
             (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
      Schedule is filed:

             / /  Rule 13d-1(b)
             /X/  Rule 13d-1(d)
             / /  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 3 pages

CUSIP NO.   193921 10 3                   13G               PAGE     2    OF   3


ITEM 1 (a).       NAME OF ISSUER:

                  Collateral Therapeutics, Inc. (the "Issuer")

ITEM 1 (b).       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  11622 Camino Real, San Diego, California 91230

ITEM 2 (a).       NAME OF PERSON FILING:

                  The Wellcome Trust Limited as Trustee of The Wellcome Trust (the "Reporting Person")

ITEM 2 (b).       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  183 Euston Road, London NW1 2BE, England

ITEM 4.           OWNERSHIP:

                  Not applicable

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities check the following. /X/



  ALL OTHER ITEMS REPORTED ON THE SCHEDULE 13G DATED AS OF FEBRUARY 2, 2001 ON BEHALF OF THE REPORTING PERSON WITH RESPECT TO THE COMMON STOCK OF THE ISSUER
                               REMAIN UNCHANGED.


                                Page 2 of 3 pages

CUSIP NO.   193921 10 3                   13G               PAGE     3    OF   3


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       Date:  January 31, 2003

                                       THE WELLCOME TRUST LIMITED AS TRUSTEE OF
                                       THE WELLCOME TRUST

                                       By:  /s/ Gary Steinberg
                                          ___________________________________
                                       Name:
                                       Its: Chief Investment Officer


                                Page 3 of 3 pages